UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  [_]                   Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes  [_]                       No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:  August 28, 2003                     By: /s/ Karen L. Dunfee
                                               --------------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-15-TC

FOR IMMEDIATE RELEASE:  August 28, 2003



                   BREAKTHROUGH IN ZINC EXTRACTION TECHNOLOGY

Vancouver, B.C. -- Teck Cominco Limited is pleased to announce the successful development of a new, low-cost process for the direct extraction of zinc metal from sulphide ores. The new process, patents pending and known as the HydroZinc(TM) process, involves bioleaching of ore in heaps with naturally-occurring bacteria, followed by neutralization, solvent extraction and electrowinning.

Under investigation for over four years, the process was developed by Teck Cominco Research at Trail and Kimberley BC. The pilot plant, which was operated from October 2000 until December 2002, has a nominal capacity of 1 tonne per day of electrolytic zinc. Two separate test heaps were constructed, treating a total of approximately 10,000 tonnes of ore from Teck Cominco's Red Dog Mine in Alaska.

The HydroZinc(TM) process, a direct ore to metal process which does not require grinding and flotation of the ore, produced zinc with total direct operating costs of 20 cents per pound. The process is applicable to a variety of zinc ores. The hydrometallurgical process is environmentally sound and free of sulphur dioxide handling and emissions.

Teck Cominco Limited is a diversified mining and metals company, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and metallurgical coal and its mining operations also produce significant quantities of copper and gold. In total, the company owns, or has interests in 12 mines and two refinery operations. Further information can be found at WWW.TECKCOMINCO.COM.


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CONTACTS:  Tom Merinsky                       Andy Stradling
           Director, Investor Relations       Mineral Treatment Research Manager
           (604) 685-3007                     (250) 364-4407



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117     FAX: (604) 687-6100 - www.teckcominco.com